

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Kevin A. Shields
President
The GC Net Lease REIT, Inc.
2121 Rosecrans Avenue, Suite 3321
El Segundo, CA 90245

      Re: The GC Net Lease REIT, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 24, 2011
              File No. 333-159167

Dear Mr. Shields:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              Michael McTiernan
              Assistant Director

cc: Michael K. Rafter, Esq.
       Howard S. Hirsch, Esq.
       Baker, Donelson, Bearman, Caldwell and Berkowitz, PC
       Via *facsimile*: (404) 238-9626